June 12, 2018

Philip Angelastro
Executive Vice President and Chief Financial Officer
Omnicom Group Inc.
437 Madison Avenue
New York, New York 10022

       Re: Omnicom Group Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed February 15, 2018
           Form 10-Q for the Quarterly Period Ended March 31, 2018 Filed April 17, 2018
           File No. 001-10551

Dear Mr. Angelastro:

       We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K filed February 15, 2018

Business, page 1

1. In future filings, please discuss any material impact election spending may have on your financial performance and how this may be cyclical. In this regard, we note that on multiple occasions during your earnings call for the fiscal year ended December 31, 2017, your management stated on a couple of occasions that election spending was to have an impact on your financial performance.
Revenue, page 17
 Philip Angelastro
FirstNameGroup Inc.
Omnicom LastNamePhilip Angelastro
Comapany NameOmnicom Group Inc.
June 12, 2018
June 12, 2018 Page 2
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2. We note that you present organic growth by geographic region. In the case of North
         America, your largest geographic region, you experienced "modest" organic growth but did not discuss the offsetting factors. We understand from your recent earnings call that
         OMD account losses constrained your overall growth for three quarters of 2017 and "will probably for the first and possibly the second quarter" (of 2018). Additionally, a lot of your clients "over the course of the last five quarters have shifted-especially in the United
         States ... from a bundled way of purchasing to an unbundled methodology of purchasing."
         Please discuss significant trends and underlying factors driving or constraining organic growth where material to an understanding of consolidated information. Refer to Item
         303A of Regulation S-K.
Form 10-Q for the Quarterly Period Ended March 31, 2018

2. Revenue, page 6

3. We note your disclosure that certain fixed fee projects have a single performance obligation. Please clarify what services you have combined into this single performance obligation and what services you have treated as separate performance obligations.
         Reference ASC 606-10-25-21 and ASC 606-10-50-12 (c).
4. Please help us better understand the nature of services transferred to your customers in your strategic media planning and buying business. Tell us which services you have combined with others for the purposes of determining your performance obligations and which services you have treated as a separate performance obligation. Please also clarify if and how services provided in this business relate to services provided under your fixed fee projects and retainer contracts. Reference ASC 606-10-25-21 and ASC 606-10-50-12
         (c).
5. Please tell us the nature of all third-party-costs you incur on behalf of your clients.
         Provide us with your analysis of how you determined whether you are acting as a principal or as an agent in these arrangements. Tell us how you considered your role in creating or developing a client's marketing or corporate communications message. Please specifically address amounts paid to both media providers and production companies.
         Reference ASC 606-10-55-36 through 39 and ASC 606-10-50-12 (c).
6. We note your disclosure that for certain retainer contracts you recognize revenue on a straight-line basis. Please tell us how you determined that your efforts are expended evenly throughout the performance period. Please specifically address what consideration you gave to seasonal patterns. Reference ASC 606-10-25-31 and ASC 606-10-50-18(b).
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or Robert
 Philip Angelastro
Omnicom Group Inc.
June 12, 2018
Page 3

Littlepage, Accountant Branch Chief at (202)551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay,
Staff Attorney at (202) 551-7237 or Celeste Murphy, Legal Branch Chief at (202) 551-3257 with any other questions.

FirstName LastNamePhilip Angelastro
Comapany NameOmnicom Group Inc.
                                                         Division of
Corporation Finance
June 12, 2018 Page 3                                     Office of
Telecommunications
FirstName LastName